NEWS RELEASE

Crosshair Drills 0.12% eU3O8 over 20 Feet at Juniper Ridge

Dated: July 27th, 2011	(NYSE Amex: CXZ) (TSX: CXX)

Crosshair Exploration & Mining Corp. (NYSE Amex: CXZ) (TSX: CXX) is pleased to announce additional results from the ongoing drill program on the Juniper Ridge Uranium Project in southwest Wyoming.  A total of 224 holes (42,032 feet) have been drilled to date.

The 2011 program is designed to confirm historical results, which indicated that the Project was amenable to an open-pit, heap leach operation.  Results from the first 169 holes of the 2011 program reported to date are similar in grade and thickness to the historical results.  Highlights from the most recent holes include:

Drill Hole	From (feet)	To (feet)	Length (feet)	% eU3O8 *
JR-11-139	81.5	92.5	11.0	0.183
JR-11-146	84.0	93.5	9.5	0.190
JR-11-149	83.5	91.0	7.5	0.330
JR-11-150	63.5	80.5	17.0	0.099
JR-11-187	115.0	135.0	20.0	0.120
JR-11-252	79.5	90.0	10.5	0.098
JR-11-325	52.5	58.0	5.5	0.878
JR-11-327	113.0	130.0	17.0	0.053
JR-11-334	44.5	55.0	10.5	0.071
and	72.5	74.5	2.0	0.209
JR-11-358	45.0	58.5	13.5	0.081
NOTE: Holes not drilled in numerical sequence.

“Drilling is going very well and we`re excited that our results continue to be similar to the historical results,” says Stewart Wallis, P.Geo., President and CEO.  “The recent news that Uranerz Energy has now received all their permits necessary for production from the Nichols Ranch ISR Project in Wyoming greatly enhances the prospectivity for uranium production in Wyoming.”

These results fall within the area of the historical uranium resource. All holes are vertical and the thicknesses above are approximately true width.  The goal of the current drill program is to confirm and expand the historical uranium resource into a National Instrument (NI) 43-101 compliant resource.

Complete geophysical probe highlights and a drill plan map can be found on the Crosshair website at: http://www.crosshairexploration.com/s/JuniperRidge.asp. Composite results are based on a minimum 0.02% eU3O8 and a grade x thickness (GT) of 0.1.

* These grades are reported as equivalent uranium (eU3O8) as determined by downhole radiometric logging equipment. The logging was carried out by independent contractor, Century Wireline Services of Tulsa, Oklahoma. Results of the eU3O8 reported in this release have been determined using a USAT tool which is a more accurate tool for determining the uranium content than the conventional gross gamma tools in situations where the uranium may be in disequilibrium.  Gross gamma tools measure total gamma radiation and may measure daughter products that are not directly related to the in-situ uranium content. The use of the USAT tool eliminates the need for chemical assays to determine that the uranium is in equilibrium and that total gamma readings represent uranium content.

The Juniper Ridge drilling program is carried out under the direction of Dr. Tom Bell CPG, a Qualified Person as defined by NI 43-101. Stewart Wallis, P.Geo. President and CEO of Crosshair and a Qualified Person as defined by NI 43-101, has verified and approved the technical information contained in this news release.  Mr. Wallis has verified that the results disclosed in this news release have been accurately summarized from the original downhole radiometric logs provided to Crosshair.

About Crosshair

Crosshair is a prominent player in the exploration and development of uranium, vanadium and gold in the US and Canada. Its flagship projects, Bootheel and Juniper Ridge, are both located in uranium mining friendly Wyoming.  Bootheel has exceeded the minimum mining threshold and with its in-situ mining potential, is designed for near term production. The CMB Uranium/Vanadium Project is located in Labrador, Canada and has four currently defined resources - C Zone, Area 1, Armstrong and Two Time Zone. Drilling programs are planned for all these projects this summer. The Crosshair team is comprised of knowledgeable and experienced professionals with both exploration and mining backgrounds.

For more information on Crosshair and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE CROSSHAIR BOARD
"Mark J. Morabito"
EXECUTIVE CHAIRMAN

T: 604-681-8030
F: 604-681-8039
E: info@cxxcorp.com
www.crosshairexploration.com

Cautionary Note Regarding Forward-Looking Information
Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. Forward-looking statements or information relate to, among other things the size and timing of the new resource estimate, the details of the drill program, the exploration potential of the Company's properties and the production potential of Bootheel. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. shareholders and other risks and uncertainties, including those described in the Risk Factors section in the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2010 filed with the Canadian Securities Administrators and available at www.sedar.com. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.